@NOTES text:T. Rowe Price Equity Series, Inc. (the corporation) is registered under the
Investment Company Act of 1940. The Equity Income Portfolio (the fund) is a diversified, open-end management investment company and is one of the portfolios established by the corporation. The fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.
Shares of the fund are currently offered only through certain insurance companies as an investment medium for both variable annuity contracts and variable life insurance policies. The fund has two classes of shares:
Equity Income Portfolio, offered since March 31, 1994, and
Equity Income
Portfolio - II, which was first offered on April 30, 2002.
Equity Income -
II sells its shares only through financial intermediaries, which it compensates for distribution and certain administrative services under a
Board-approved Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.